UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2019

Commission file number: 001-38170

NEWATER TECHNOLOGY, INC.

(Registrant’s name)

c/o Yantai Jinzheng Eco-Technology Co., Ltd.

1 Ruida Road, Laishan District, Yantai City

Shandong Province

People’s Republic of China 264003

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Explanatory Note:

Newater Technology, Inc. (the “Company”) is filing this Report on Form 6-K to provide final voting results for its 2019 annual shareholder meeting. At the 2019 annual shareholder meeting held on October 30, 2019 at the Company’s corporate headquarters in Yantai, China, a quorum was present, and two proposals were submitted to and approved by the shareholders. The proposals are described in detail in the Company’s Proxy Statement filed with the U.S. Securities and Exchange Commission on September 18, 2019. The final results for the votes regarding each proposal are set forth below.

1.	Shareholders elected two (2) Class C directors to the Company’s Board of Directors to serve terms ending at the third succeeding annual meeting of stockholders in 2022 or until their respective successors are duly elected and qualified. The votes for each of the nominees were as follows:

	For	Withhold
Yuebiao Li (Class C director)	7,451,850	4,646
Zhuo Zhang (Class C director)

2.	Shareholders ratified the selection of MaloneBailey, LLP as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2019. The votes regarding this proposal were as follows:

For	Against	Abstained
7,450,010	2,023	4,463

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

NEWATER TECHNOLOGY, INC.

By:	/s/ Yuebiao Li
Yuebiao Li
Chairman and Chief Executive Officer

Dated: October 31, 2019

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